1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Interim Report, dated August 28, 2007

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 17, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Ready for next MOVES
蓄勢待發 開拓未來

Interim Report 2007
二零零七年中期報告

China Telecom Corporation Limited
中國電信股份有限公司
HKEx Stock Code 香港交易所股份代號：728
NYSE Stock Code 紐約證券交易所股份代碼：CHA

Content

1	Financial Highlights

2	Chairman’s Statement

6	Independent Review Report of the International Auditors

7	Unaudited Consolidated Balance Sheet

9	Unaudited Consolidated Income Statement

10	Unaudited Consolidated Statement of Changes in Equity

12	Unaudited Consolidated Cash Flow Statement

14	Notes to the Unaudited Interim Financial Statements

31	Supplementary Information for American Depositary Shareholders

32	Other Information

FINANCIAL HIGHLIGHTS

FINANCIALS EXCLUDING AMORTISATION OF UPFRONT CONNECTION FEES

	Six-month periods ended 30 June		Rate of change
	2006	2007

Operating revenues (RMB millions)	84,851	86,958	2.5%

EBITDA (RMB millions)	44,211	44,551	0.8%

EBITDA margin	52.1%	51.2%	(0.9 p.p. )

Net profit[1] (RMB millions)	11,661	11,816	1.3%

Capital expenditure (RMB millions)	20,774	20,435	(1.6)%

Free cash flow[2] (RMB millions)	18,925	19,356	2.3%

Basic earnings per share (RMB)	0.144	0.146	1.3%

The charts above are based on financials excluding amortisation of upfront connection fees.

FINANCIALS INCLUDING AMORTISATION OF UPFRONT CONNECTION FEES

	Six-month periods ended 30 June
	2006	2007
Operating revenues (RMB millions)	87,345	88,624
EBITDA (RMB millions)	46,705	46,217
EBITDA margin	53.5%	52.1%
Net profit[1] (RMB millions)	14,155	13,482

For further information, please browse

our website at www.chinatelecom-h.com

1	Net profit represents profit attributable to equity holders of the Company.
2	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus capital expenditure and income tax.

China Telecom Corporation Limited Interim Report 2007

1

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am gratified by the results of the first half of the year 2007. Despite facing harsh challenges from intense market competition, we have successfully maintained our solid fundamentals, benefiting from the effective implementation of strategic transformation. The Company has continued to record growth in both revenue and profit. Through the transformation, our business structure was further optimised with our Internet access, value- added and integrated information services gaining momentum. This has also vigorously abated the pressure on the operation of our traditional voice business. What encourages me most is that, on implementation of the transformation during the past two years and beyond, our people at all levels have continued to liberalise their mindset and courageously faced the prevailing tough operating environment while executing the transformation strategy with passion. They keep on exploring and innovating products and services to satisfy the increasingly diverse communication and information needs of our customers, leveraging our rich resources and infrastructure. We firmly believe that as we further deepen our strategic transformation and capitalise on our multi-services convergence offering edge, we would drive greater value for our customers and for you as shareholders.

China Telecom Corporation Limited Interim Report 2007

2

FINANCIAL RESULTS

In the first half of 2007, operating revenues reached RMB88,624 million, of which RMB1,666 million were accounted for by the amortisation of upfront connection fees. Excluding the upfront connection fees, operating revenues were RMB86,958 million, a 2.5% growth compared to the same period in 2006. EBITDA1 was RMB44,551 million, and the EBITDA margin1 maintained at a healthy level of 51.2%. Operating expenses were RMB68,340 million, an increase of 3.3% compared to the same period in 2006. Profit attributable to equity holders of the Company1 was RMB11,816 million, an increase of 1.3% compared to the same period last year, and basic earnings per share1 was RMB0.15. Capital expenditure was RMB20,435 million, 1.6% less than that of the same period last year. Free cash flow2 was RMB19,356 million.

Taking into consideration of the Company’s business development needs and its cash flow position, the Board of Directors has resolved not to pay any interim dividend for the year in order to maintain adequate funding flexibility. The Board will proactively consider the final dividend proposal at the time of reviewing the full year results and propose to the shareholders’ general meeting accordingly.

BUSINESS PERFORMANCE

In the first half of 2007, the Company’s voice business was affected by the continuous decline in effective mobile tariff, the extensive implementation of mobile calling-party-pay packages and the increased diversity in communication methods. Our voice revenue recorded RMB56,997 million, a decrease of 6.9% from the same period last year. In face of the immense pressure of declining voice revenue caused by the aggressive expansion of mobile operators, the Company strengthened its customer brand operation to fully capitalise on branding premium value. Leveraging our two major customer brands, ‘‘BizNavigator’’ and ‘‘One Home’’, we further expanded our Internet access, value-added and integrated information services, so that our non-voice businesses emerged as the new revenue-drivers for the Company. In the first half of 2007, our non-voice businesses revenue reached RMB29,961 million, an increase of 26.9% compared to the same period last year, triggering 7.5 percentage points growth in revenue and accounting for 34.5% of operating revenue. The Company’s revenue profile was thus further optimised. Additionally, our high-quality customer brands enhanced effective packaged sales of both voice and non-voice businesses, fostering customer loyalty and consolidating revenue. It also progressively transformed voice usage value to integrated information services, enhancing our multi-services convergence offering edge and making good the loss in voice revenue to a certain extent.

Starting from this year, the Company has further increased the marketing efforts of broadband access, in particular for the penetration of the government & enterprise customers as well as mid-to-high-end household customers, to achieve its high value and scale development. To reinforce our leading position in the broadband market, the Company has also persistently improved the quality of the Internet network as well as the user-ends’ bandwidth to enhance customers’ experience. The number of our broadband subscribers increased by 3.87 million to 32.19 million in the first half of the year. In order to accelerate the development of our Internet applications business, we strengthened the cooperation with renowned software and content providers, such as Microsoft, Google and Sina to improve our back-end operation. Revenue brought by our Internet value-added services grew by 54.2% in the first half of the year.

1	Including the amortisation of upfront connection fees, EBITDA was RMB46,217 million, EBITDA margin was 52.1%, profit attributable to equity holders of the Company was RMB13,482 million and basic earnings per share was RMB0.17.
2	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus capital expenditure and income tax.

China Telecom Corporation Limited Interim Report 2007

3

For our value-added and integrated information services, the Company concentrated its efforts in promoting the development of services, such as ‘‘Best Tone’’ (information search engine), enterprise informatisation applications, IT services and applications. We also nurtured new value-added services such as media advertising and video applications, thus establishing an advantage over our peers in core competitiveness. These new services play an important role in consolidating the Company’s traditional voice business and creating room for further business growth. The Company also established specialised subsidiaries to operate our ‘‘Best Tone’’ and system integration businesses respectively, introducing innovative management and incentive mechanisms to promote the rapid development of integrated information services at their growing phase and gradually establish a new operating model that would better suit their development.

Over the past two years and beyond, through transformation in our businesses, networks and human resources, we have developed a series of established products and services such as ‘‘Best Tone’’, ‘‘Mega Eye’’ (remote monitoring) and ICT (Information, Communication and Technology), which laid a solid foundation for our customer brand operation. In the first half of the year, we transformed our operation model from product-oriented to customer-oriented to better cater to our customers’ needs. We enriched the product combinations under our customer brands and aligned marketing resource allocation with customer value to enhance customers’ perception and loyalty. Leveraging our two major customer brands, ‘‘BizNavigator’’ and ‘‘One Home’’, we concentrated our marketing efforts and resources on the key customer segments of government and enterprise as well as mid-to-high-end household, providing them with our integrated information solutions which incorporated voice, broadband access and Internet applications, enhancing customers’ value in a broader market. The success of ‘‘BizNavigator’’ and ‘‘One Home’’ brought our packaged multi-services strategy into a new stage. Consumers began to appreciate the value enhanced by the multi-services packaging under the customer brand oriented operation. Customer brand operations have driven the robust growth of our non-voice businesses and reduced the risk of our traditional voice business at the same time.

To tackle with the intense market competition, the Company has persistently improved its financial management. Leveraging comprehensive mechanisms, the Company allocated resource tilting towards business or operating units with high growth and high profitability to ensure the quality and growth of transformation businesses, and directed each level of the corporation to embrace long-term value creation. The Company also strived to ensure sustainable revenue growth, reinforce financial control and cost control with a view to enhancing its operating efficiency and value creation capability.

CORPORATE GOVERNANCE

We are firmly committed to continuously improving our corporate governance and transparency to ensure our healthy development and enhance our corporate value. With regard to the US Sarbanes-Oxley Act, the Company continuously strengthened its internal control systems while further improving its risk management system to effectively lower operating risk. Our efforts in corporate governance have been widely recognized by the capital market and honored with a number of awards, including the accreditation with ‘‘CAPITAL Outstanding China Enterprise Awards — Telecommunications’’ by CAPITAL magazine for two consecutive years. Furthermore, in the nomination of the Asia’s Best Companies 2007 (China region) organised by FinanceAsia, we achieved top rankings in the ‘‘Best Managed Company’’, ‘‘Best Corporate Governance’’ and ‘‘Best Investor Relations’’ categories.

China Telecom Corporation Limited Interim Report 2007

4

FUTURE OUTLOOK

Our strategic transformation has gathered pace with brand building further strengthened and customer brand oriented operation progressively enhanced. Emerging integrated information business has grown rapidly, expanding new markets for the Company. Our revenue profile has been further enhanced, alleviating the risk of traditional voice business. In addition, we successfully acquired from our parent company, its subsidiaries in Hong Kong and US, as well as its system integration operating subsidiary. These acquisitions have afforded us with expanded markets for our development.

Looking ahead, we are fully confident. Rising demand in the domestic telecommunications market brings a great wealth of opportunities. The vast market potential in social informatization provides us with broader room for development. As we further deepen the strategic transformation, our roadmap is getting clearer. We have built our experience in integrated information operation with our people getting more suited to the requirements of strategic transformation. We are confident that the Company would achieve sustainable development and drive more value for its shareholders.

Finally, on behalf of the Board of Directors, I would like to thank our shareholders and customers for their continuous support to the Company. I would also like to take this opportunity to express my gratitude to our people for their considerable efforts in the corporate transformation.

/s/ Wang Xiaochu
Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC

28 August 2007

China Telecom Corporation Limited Interim Report 2007

5

INDEPENDENT REVIEW REPORT OF THE INTERNATIONAL AUDITORS

To the Board of Directors of

China Telecom Corporation Limited

INTRODUCTION

We have reviewed the interim financial statements set out on pages 7 to 30 which comprises the consolidated balance sheet of China Telecom Corporation Limited as at 30 June 2007, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34 ‘‘Interim financial reporting’’ issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, ‘‘Review of interim financial information performed by the independent auditor of the entity’’ issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements as at 30 June 2007 are not prepared, in all material respects, in accordance with International Accounting Standard 34 ‘‘Interim financial reporting’’.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

28 August 2007

China Telecom Corporation Limited Interim Report 2007

6

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 June 2007

(Amounts in millions)

	Note	30 June 2007 RMB	31 December 2006 RMB (restated)
ASSETS
Non-current assets
Property, plant and equipment, net		318,352	328,379
Construction in progress		21,648	18,426
Lease prepayments		5,125	5,092
Interests in associates		587	581
Other investments		292	225
Deferred tax assets	10	8,710	10,971
Other assets		10,356	11,013

Total non-current assets		365,070	374,687

Current assets
Inventories		2,922	3,213
Accounts receivable, net	6	18,942	15,992
Prepayments and other current assets		3,152	2,556
Time deposits with maturity over three months		145	119
Cash and cash equivalents	7	16,991	22,326

Total current assets		42,152	44,206

Total assets		407,222	418,893

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	8	70,203	79,576
Current portion of long-term debt	8	9,311	8,242
Accounts payable	9	30,380	32,355
Accrued expenses and other payables		31,322	27,181
Income tax payable		3,257	3,124
Current portion of finance lease obligations		—	48
Current portion of deferred revenues		6,166	7,098

Total current liabilities		150,639	157,624

Net current liabilities		(108,487)	(113,418)

Total assets less current liabilities		256,583	261,269

China Telecom Corporation Limited Interim Report 2007

7

CONSOLIDATED BALANCE SHEET (UNAUDITED) (Continued)

at 30 June 2007

(Amounts in millions)

	Note	30 June 2007 RMB	31 December 2006 RMB (restated)
Non-current liabilities
Long-term debt	8	34,207	37,257
Deferred revenues		11,742	13,625
Deferred tax liabilities	10	2,095	2,711

Total non-current liabilities		48,044	53,593

Total liabilities		198,683	211,217

Equity
Share capital		80,932	80,932
Reserves		126,146	125,296

Total equity attributable to equity holders of the Company		207,078	206,228
Minority interests		1,461	1,448

Total equity		208,539	207,676

Total liabilities and equity		407,222	418,893

The notes on pages 14 to 30 form part of these interim financial statements.

China Telecom Corporation Limited Interim Report 2007

8

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six-month period ended 30 June 2007

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
	Note	2007 RMB	2006 RMB (restated)
Operating revenues	11	88,624	87,345

Operating expenses
Depreciation and amortisation		(25,933)	(25,494)
Network operations and support		(14,597)	(13,829)
Selling, general and administrative		(10,886)	(10,425)
Personnel expenses	12	(13,578)	(13,395)
Other operating expenses	13	(3,346)	(2,991)

Total operating expenses		(68,340)	(66,134)

Operating profit		20,284	21,211
Net finance costs	14	(2,022)	(2,498)
Investment loss		—	(20)
Share of profit from associates		7	7

Profit before taxation		18,269	18,700
Income tax	15	(4,760)	(4,512)

Profit for the period		13,509	14,188
Attributable to:
Equity holders of the Company		13,482	14,155
Minority interests		27	33
Profit for the period		13,509	14,188
Basic earnings per share	17	0.17	0.17
Weighted average number of shares	17	80,932	80,932

The notes on pages 14 to 30 form part of these interim financial statements.

China Telecom Corporation Limited Interim Report 2007

9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six-month period ended 30 June 2007

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re-valuation reserve RMB	Surplus RMB	Statutory common welfare fund RMB	Other reserves RMB	Exchange reserves RMB	Retained earnings RMB	Total RMB	Minority interests RMB	Total equity RMB
Balance as at 1 January 2006, as previously reported		80,932	(2,804)	10,746	7,451	35,138	7,078	7,501	—	35,475	181,517	1,444	182,961
Adjusted for the Third Acquisition	2	—	—	—	—	—	—	3,408	(170)	—	3,238	—	3,238

Balance as at 1 January 2006, as adjusted		80,932	(2,804)	10,746	7,451	35,138	7,078	10,909	(170)	35,475	184,755	1,444	186,199
Gains and losses recognised directly in equity:
Effect of change in tax rate		—	—	—	—	—	—	5	—	—	5	—	5
Exchange difference on translation of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	(99)	—	(99)	—	(99)

		—	—	—	—	—	—	5	(99)	—	(94)	—	(94)
Profit for the six-month period ended 30 June 2006		—	—	—	—	—	—	—	—	14,155	14,155	33	14,188

Total recognised income and expenses		—	—	—	—	—	—	5	(99)	14,155	14,061	33	14,094
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	—	7	—	(7)	—	—	—
Revaluation surplus realised		—	—	—	(17)	—	—	—	—	17	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(94)	—	94	—	—	—
Distribution to minority interests		—	—	—	—	—	—	—	—	—	—	(19)	(19)
Transfer from statutory welfare fund to surplus reserves		—	—	—	—	7,078	(7,078)	—	—	—	—	—	—
Dividends	16	—	—	—	—	—	—	—	—	(6,283)	(6,283)	—	(6,283)
Contribution from China Telecom		—	—	—	—	—	—	272	—	—	272	—	272
Transfer from retained earnings to other reserves		—	—	—	—	—	—	71	—	(71)	—	—	—
Balance as at 30 June 2006		80,932	(2,804)	10,746	7,434	42,216	—	11,170	(269)	43,380	192,805	1,458	194,263

Gains and losses recognised directly in equity:
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB22 million)		—	—	—	—	—	—	44	—	—	44	—	44
Exchange difference on translation of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	(210)	—	(210)	—	(210)

		—	—	—	—	—	—	44	(210)	—	(166)	—	(166)
Profit for the six-month period ended 31 December 2006		—	—	—	—	—	—	—	—	13,092	13,092	50	13,142

China Telecom Corporation Limited Interim Report 2007

10

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (Continued)

for the six-month period ended 30 June 2007

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re- valuation reserve RMB	Surplus reserves RMB	Statutory common welfare fund RMB	Other reserves RMB	Exchange reserves RMB	Retained earnings RMB	Total RMB	Minority interests RMB	Total equity RMB
Total recognised income and expenses		—	—	—	—	—	—	44	(210)	13,092	12,926	50	12,976
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	—	26	—	(26)	—	—	—
Revaluation surplus realised		—	—	—	(77)	—	—	—	—	77	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(88)	—	88	—	—	—
Distribution to minority interests		—	—	—	—	—	—	—	—	—	—	(60)	(60)
Appropriations		—	—	—	—	7,602	—	—	—	(7,602)	—	—	—
Contribution from China
Telecom		—	—	—	—	—	—	497	—	—	497	—	497
Transfer from retained earnings to other reserves		—	—	—	—	—	—	34	—	(34)	—	—	—

Balance as at 31 December
2006		80,932	(2,804)	10,746	7,357	49,818	—	11,683	(479)	48,975	206,228	1,448	207,676
Gains and losses recognised directly in equity:
Effect of change in tax rate	10	—	—	—	—	—	—	(1,581)	—	—	(1,581)	—	(1,581)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB24 million)		—	—	—	—	—	—	48	—	—	48	—	48
Exchange difference on translation of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	(60)	—	(60)	—	(60)

		—	—	—	—	—	—	(1,533)	(60)	—	(1,593)	—	(1,593)
Profit for the six-month period ended 30 June 2007		—	—	—	—	—	—	—	—	13,482	13,482	27	13,509

Total recognised income and expenses		—	—	—	—	—	—	(1,533)	(60)	13,482	11,889	27	11,916
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	—	14	—	(14)	—	—	—
Revaluation surplus realised		—	—	—	(46)	—	—	—	—	46	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(89)	—	89	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	—	(14)	(14)
Dividends	16	—	—	—	—	—	—	—	—	(6,741)	(6,741)	—	(6,741)
Distribution to China Telecom		—	—	—	—	—	—	(2,890)	—	—	(2,890)	—	(2,890)
Transfer from retained earnings to other reserves		—	—	—	—	—	—	156	—	(156)	—	—	—
Adjustment to surplus reserves	20	—	—	—	—	(306)	—	—	—	306	—	—	—
Consideration for the acquisition of the Third
Acquired Group	2	—	—	—	—	—	—	(1,408)	—	—	(1,408)	—	(1,408)
Balance as at 30 June 2007		80,932	(2,804)	10,746	7,311	49,512	—	5,933	(539)	55,987	207,078	1,461	208,539

The notes on pages 14 to 30 form part of these interim financial statements.

China Telecom Corporation Limited Interim Report 2007

11

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six-month period ended 30 June 2007

(Amounts in millions)

		Six-month periods ended 30 June
	Note	2007 RMB	2006 RMB (restated)
Net cash from operating activities	(a)	36,571	41,270

Cash flows from investing activities
Capital expenditure		(21,390)	(22,570)
Lease prepayments		(121)	(80)
Proceeds from disposal of property, plant and equipment		198	240
Purchase of time deposits with maturity over three months		(145)	(145)
Maturity of time deposits with maturity over three months		119	292

Net cash used in investing activities		(21,339)	(22,263)

Cash flows from financing activities
Capital element of finance lease payments		(48)	(55)
Proceeds from bank and other loans		51,097	57,501
Repayments of bank and other loans		(62,385)	(54,193)
Repayment of amount due to China Telecom in connection with the First Acquisition		—	(10,000)
Payment of dividends		(6,269)	(5,844)
Distribution to China Telecom		(2,890)	—
Contribution from China Telecom		—	272
Net cash distributions to minority interests		(14)	(19)

Net cash used in financing activities		(20,509)	(12,338)

Net (decrease)/increase in cash and cash equivalents		(5,277)	6,669
Cash and cash equivalents at 1 January		22,326	18,571
Effect of changes in foreign exchange rate		(58)	(98)

Cash and cash equivalents at 30 June		16,991	25,142

The notes on pages 14 to 30 form part of these interim financial statements.

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CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED) (Continued)

for the six-month period ended 30 June 2007

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month periods ended 30 June
	2007 RMB	2006 RMB (restated)
Profit before taxation	18,269	18,700
Adjustments for:
Depreciation and amortisation	25,933	25,494
Impairment losses for bad and doubtful debts	655	708
Investment losses	—	20
Share of profit from associates	(7)	(7)
Interest income	(204)	(227)
Interest expense	2,388	2,663
Unrealised foreign exchange (gains)/losses	(66)	15
Loss on retirement and disposal of property, plant and equipment	723	288

Operating profit before changes in working capital	47,691	47,654
Increase in accounts receivable	(3,607)	(1,099)
Decrease/(increase) in inventories	291	(236)
Increase in prepayments and other current assets	(418)	(308)
Decrease in other assets	380	519
(Decrease)/increase in accounts payable	(202)	1,749
Increase in accrued expenses and other payables	2,268	2,695
Decrease in deferred revenues	(2,815)	(3,474)

Cash generated from operations	43,588	47,500
Interest received	204	227
Interest paid	(2,640)	(2,933)
Investment income received	6	—
Income tax paid	(4,587)	(3,524)

Net cash from operating activities	36,571	41,270

The notes on pages 14 to 30 form part of these interim financial statements.

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NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

for the six-month period ended 30 June 2007

1.	PRINCIPAL ACTIVITIES

China Telecom Corporation Limited (the ‘‘Company’’) and its subsidiaries (hereinafter, collectively referred to as the ‘‘Group’’) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the ‘‘PRC’’). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (‘‘DLD’’) and international long distance (‘‘ILD’’) telephone services, Internet and managed data, leased line, and other related services.

Following the Third Acquisition (see Note 2), the Group began to offer voice wholesale, international private leased circuits, cross-border transit connection and Internet data centre services in the Asia Pacific region and South and North America.

2.	ACQUISITION

Pursuant to an equity purchase agreement entered into by the Company with China Telecommunications Corporation (‘‘China Telecom’’ and together with its subsidiaries other than the Company are referred to as ‘‘China Telecom Group’’) on 15 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (‘‘CTSI’’), China Telecom (Hong Kong) International Limited (‘‘CT (HK)’’) and China Telecom (USA) Corporation (‘‘CT (USA)’’) (collectively the ‘‘Third Acquired Group’’) from China Telecom for a total purchase price of RMB1,408 million on 30 June 2007 (hereinafter, referred to as the ‘‘Third Acquisition’’). The purchase price was settled by cash in July 2007.

CTSI is a limited company incorporated in the PRC and its principal business is the provision of system integration services, outsourcing services, application software development as well as consultancy services in the PRC.

CT (HK) is a limited company incorporated in Hong Kong and operates in the Asia Pacific Region. CT (USA) is a limited company incorporated in the United States of America and operates in South and North America. The principal business of CT (HK) and CT (USA) is the provision of international telecommunication services for corporate customers including voice wholesale, international private network, cross-border transit connection and Internet data centres.

3.	BASIS OF PRESENTATION

Since the Group and the Third Acquired Group are under common control of China Telecom, the Third Acquisition has been accounted for as a ‘‘combination of entities under common control’’. Accordingly, the assets and liabilities of the Third Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Third Acquisition have been restated to include the results of operations and assets and liabilities of the Third Acquired Group on a combined basis. The assets of the Third Acquired Group that were retained by China Telecom which consist of bank deposits, have been reflected as a distribution to China Telecom in the consolidated statement of changes in equity for the six-month period ended 30 June 2007. The purchase price payable by the Company for the acquisition of the Third Acquired Group has been accounted for as an equity transaction in the consolidated statement of changes in equity.

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3.	BASIS OF PRESENTATION (CONTINUED)

The results of operations for the six-month period ended 30 June 2006 and the financial condition as at 31 December 2006 previously reported by the Group have been restated to include the results and assets and liabilities of the Third Acquired Group as set out below:

	The Group (as previously reported) RMB millions	The Third Acquired Group RMB millions	The Group (as restated) RMB millions
Result of operations for the six-month period ended 30 June 2006:
Operating revenues	86,936	409	87,345
Net profit	14,117	71	14,188
Financial condition as at 31 December 2006:
Total assets	414,041	4,852	418,893
Total liabilities	210,168	1,049	211,217

The functional currencies of CT (HK) and CT (USA) are Hong Kong dollars and US dollars respectively. The results of operations of CT (HK) and CT (USA) are translated into Renminbi at average rate prevailing during the year. Balance sheet items of CT (HK) and CT (USA) are translated into Renminbi at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in exchange reserves, a component of equity. For the periods presented, all significant balances and transactions between the Group and the Third Acquired Group have been eliminated on combination.

4.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘‘Interim Financial Reporting’’ promulgated by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 28 August 2007, reflect the unaudited financial position of the Group as at 30 June 2007 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2007.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 ‘‘Interim Financial Reporting’’ requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRSs’’).

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4.	BASIS OF PREPARATION (CONTINUED)

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors in accordance with Hong Kong Standards on Review Engagements 2410 ‘‘Review of interim financial information performed by the independent auditor of the entity’’ issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2006 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2006 are available from the Company’s registered office. The Company’s international auditors have expressed an unqualified opinion on those financial statements in their report dated 26 March 2007.

5.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one business segment which is the provision of wireline telecommunications services. No analysis of the Group’s operating revenues and profit before taxation by geographical segment has been presented as the majority of the Group’s operating activities are carried out in the PRC and less than 10 percent of the Group’s operating revenues and profit before taxation were derived from activities outside the PRC. A majority of the Group’s assets are located in the PRC and less than 10 percent of the Group’s total assets are located outside the PRC.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Third Parties	18,541	15,501
China Telecom Group	67	199
Other state-controlled telecommunications operators in the PRC	2,373	1,792

	20,981	17,492
Less: Impairment losses for bad and doubtful debts	(2,039)	(1,500)

	18,942	15,992

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

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6.	ACCOUNTS RECEIVABLE, NET (CONTINUED)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Current, within 1 month	11,724	11,634
1 to 3 months	2,785	1,074
4 to 12 months	1,153	1,062
More than 12 months	762	314

	16,424	14,084
Less: Impairment losses for bad and doubtful debts	(1,915)	(1,376)

	14,509	12,708

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Current, within 1 month	1,709	1,716
1 to 3 months	1,621	814
4 to 12 months	760	546
More than 12 months	467	332

	4,557	3,408
Less: Impairment losses for bad and doubtful debts	(124)	(124)

	4,433	3,284

7.	CASH AND CASH EQUIVALENTS

	30 June 2007 RMB millions	31 December 2006 RMB millions
Cash at bank and in hand	12,957	10,762
Time deposits with original maturity within three months	4,034	11,564

	16,991	22,326

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8.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Loans from state-controlled banks — unsecured	33,440	35,750
Commercial paper — unsecured	—	20,000
Loans from China Telecom Group — unsecured	36,763	23,826

Total short-term debt	70,203	79,576

Weighted average interest rate of the Group’s total short-term debt as at 30 June 2007 was 3.8% (31 December 2006: 3.7%). As at 30 June 2007, the loans from state-controlled banks bear interest at rates ranging from 4.7% to 6.7% per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 2.3% to 2.8% per annum and are repayable within one year.

Long-term debt comprises:

	Note	30 June 2007 RMB millions	31 December 2006 RMB millions
Loans from state-controlled banks — unsecured	(i)	13,362	15,347
Other loans		6	2
Amount due to China Telecom in connection with the First Acquisition — unsecured	(ii)	15,000	15,000
Amount due to China Telecom in connection with the Second Acquisition — unsecured	(iii)	15,150	15,150

Total long-term debt		43,518	45,499
Less: current portion		(9,311)	(8,242)

Non-current portion		34,207	37,257

Notes:

(i)	The loans from state-controlled banks bear interest at rates ranging from 0.5% to 8.3% per annum with maturity through 2040.

(ii)	The amount bears interest on the outstanding balance at 5.184% per annum until 31 December 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty.

(iii)	The amount bears interest on the outstanding balance at 5.184% per annum until 30 June 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

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9.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Third parties	24,363	25,709
China Telecom Group	5,947	6,583
Other state-controlled telecommunications operators in the PRC	70	63

	30,380	32,355

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Due within 1 month or on demand	6,416	6,115
Due after 1 month but within 3 months	6,569	8,831
Due after 3 months but within 6 months	8,178	7,181
Due after 6 months	9,217	10,228

	30,380	32,355

10.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net Balance
	30 June 2007 RMB millions	31 December 2006 RMB millions	30 June 2007 RMB millions	31 December 2006 RMB millions	30 June 2007 RMB millions	31 December 2006 RMB millions
Current
Provisions and impairment losses, primarily for receivables	532	540	—	—	532	540
Non-current
Property, plant and equipment	530	589	(1,172)	(1,566)	(642)	(977)
Deferred revenues and installation costs	1,688	2,152	(877)	(1,123)	811	1,029
Land use rights	5,960	7,690	—	—	5,960	7,690
Available-for-sale equity securities	—	—	(46)	(22)	(46)	(22)

Deferred tax assets/(liabilities)	8,710	10,971	(2,095)	(2,711)	6,615	8,260

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10.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 30 June 2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables		540	(8)	—	532
Non-current
Property, plant and equipment	(i)	(977)	275	60	(642)
Deferred revenues and installation costs		1,029	(218)	—	811
Land use rights	(i)	7,690	(89)	(1,641)	5,960
Available-for-sale equity securities		(22)	—	(24)	(46)

			(Note 15)
Net deferred tax assets		8,260	(40)	(1,605)	6,615

Note:

(i)	On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (‘‘new tax law’’), which will take effect on 1 January 2008. According to the new tax law, an unified corporate income tax rate of 25% and unified tax deduction standards will be applied to PRC entities. Effective from 1 January 2008, the 25% unified tax rate will replace the 33% tax rate currently in effect through 2007. In addition, entities currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from 1 January 2008.

According to the new tax law, the income tax rate applicable to the Company and certain of its subsidiaries which are currently taxed at 33% will be reduced to the unified rate of 25% from 1 January 2008. For subsidiaries operating in special economic zones which are currently taxed at preferential rate of 15%, management expect that their tax rate will be increased to 25% from 1 January 2013. For subsidiaries operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, management expect that their tax rate will be increased to 25% from 1 January 2011. Accordingly, deferred tax assets and liabilities as at 1 January 2007 were adjusted to reflect the change in tax rate. For deferred tax assets and liabilities previously credited and charged to profit and loss upon initial recognition, the effect of change in the tax rate amounted to RMB72 million was recognised in the consolidated income statement. For deferred tax assets and liabilities previously credited and charged to equity upon initial recognition, the effect of change in the tax rate amounted to RMB1,641 million and RMB60 million respectively were recognised in the consolidated statement of changes in equity.

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11.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	Six-month periods ended 30 June
		2007 RMB millions	2006 RMB millions
Upfront connection fees	(i)	1,666	2,494
Upfront installation fees	(ii)	1,411	1,458
Monthly fees	(iii)	13,284	14,936
Local usage fees	(iv)	21,558	23,378
DLD	(iv)	12,194	12,889
ILD	(iv)	1,464	1,610
Internet	(v)	14,641	11,198
Managed data	(vi)	1,528	1,496
Interconnections	(vii)	7,086	6,975
Leased line	(viii)	2,521	2,183
Value-added and integrated information services	(ix)	9,115	6,805
Others	(x)	2,156	1,923

		88,624	87,345

Notes:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.
(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.
(ix)	Represent amounts charged to customers for the provision of wireline value-added services and integrated information services, which comprise primarily caller ID services, short messaging services, ring tone services and telephone information services.
(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment and constructions of telecommunications network and infrastructure for customers.

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12.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Six-month periods ended 30 June
	2007 RMB millions	2006 RMB millions
Network operations and support	8,781	9,134
Selling, general and administrative	4,797	4,261

	13,578	13,395

13.	OTHER OPERATING EXPENSES

Other operating expenses comprise primarily interconnection charges of RMB3,326 million for the six-month period ended 30 June 2007 (six-month period ended 30 June 2006: RMB2,972 million).

14.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2007 RMB millions	2006 RMB millions
Interest expense incurred	2,629	3,060
Less: Interest expense capitalised*	(241)	(397)

Net interest expense	2,388	2,663
Interest income	(204)	(227)
Foreign exchange losses	2	70
Foreign exchange gains	(164)	(8)

	2,022	2,498

* Interest expense was capitalised in construction in progress at the following rates per annum	2.0%–5.9%	2.0%–5.3%

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15.	INCOME TAX

Income tax in the consolidated income statement comprises:

	Six-month periods ended 30 June
	2007 RMB millions	2006 RMB millions
Provision for PRC income tax	4,712	4,560
Provision for income tax in other tax jurisdictions	8	8
Deferred taxation	40	(56)

	4,760	4,512

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
	Note	2007 RMB millions	2006 RMB millions
Profit before taxation		18,269	18,700

Expected income tax expense at statutory tax rate of 33%	(i)	6,029	6,171
Differential tax rate on PRC subsidiaries’ income	(i)	(899)	(956)
Differential tax rate on other subsidiaries’ income	(ii)	(8)	(7)
Non-deductible expenses	(iii)	654	744
Non-taxable income	(iv)	(928)	(1,280)
Effect of change of tax rate	10	72	—
Tax credit for domestic equipment purchases		(160)	(160)

Income tax		4,760	4,512

Notes:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Company and its PRC subsidiaries as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries which are taxed at a preferential rate of 15%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong Special Administrative Region of China and other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 17.5% to 35%.
(iii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

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16.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 million in respect of the year ended 31 December 2006 was declared, which was paid on 15 June 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared, which was paid on 15 June 2006.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2007.

17.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2007 and 2006 is based on the profit attributable to equity holders of the Company of RMB13,482 million and RMB14,155 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

18.	CAPITAL COMMITMENTS

As at 30 June 2007 and 31 December 2006, the Group had capital commitments as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Authorised and contracted for
Properties	883	570
Telecommunications network plant and equipment	5,143	2,832

	6,026	3,402

Authorised but not contracted for
Properties	1,372	1,622
Telecommunications network plant and equipment	7,270	5,590

	8,642	7,212

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19.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month periods ended 30 June
	Note	2007 RMB millions	2006 RMB millions
Purchases of telecommunications equipment and materials	(i)	53	95
Construction, engineering and information technology services	(ii)	3,406	3,420
Provision of community services	(iii)	1,025	1,199
Provision of ancillary services	(iv)	1,629	1,115
Provision of comprehensive services	(v)	409	339
Operating lease expenses	(vi)	193	195
Centralised service expenses	(vii)	169	120
Interconnection revenues	(viii)	75	91
Interconnection charges	(viii)	374	350
Interest on amounts due to and loans from China Telecom Group	(ix)	1,164	1,218

Notes:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent provision of network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to China Telecom Group entities which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

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19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with China Telecom Group (continued)

(vii)	Represent net amount charged by China Telecom for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 8).

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Accounts receivable	67	199
Prepayments and other current assets	524	588

Total amounts due from China Telecom Group	591	787

Accounts payable	5,947	6,583
Accrued expenses and other payables	3,542	1,984
Short-term debt	36,763	23,826
Long-term debt	30,150	30,150

Total amounts due to China Telecom Group	76,402	62,543

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms of short-term debt and long-term debt payable to China Telecom Group are set out in Note 8.

As at 30 June 2007 and 31 December 2006, no material impairment losses for bad and doubtful debts was recorded in respect of amounts due from China Telecom Group.

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19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2007 RMB thousands	2006 RMB thousands
Short-term employee benefits	3,948	3,833
Post-employment benefits	301	331

	4,249	4,164

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the post-employment benefit plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions for the six-month period ended 30 June 2007 were RMB1,214 million (six- month period ended 30 June 2006: RMB1,202 million).

The amount payable for contributions to defined contribution retirement plans as at 30 June 2007 was RMB531 million (31 December 2006 : RMB522 million).

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19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as ‘‘state-controlled entities’’).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

—	sales and purchases of goods, properties and other assets

—	rendering and receiving services

—	lease of assets

—	depositing and borrowing money

—	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group prices its telecommunication services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state- controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state- controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is as follows:

	Six-month periods ended 30 June
	2007 RMB millions	2006 RMB millions
Interconnection revenues	6,158	5,926
Interconnection charges	1,870	1,564
Leased line revenues	389	744

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19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Accounts receivable	2,373	1,792
Prepayments and other current assets	267	242

Total amounts due from other state-controlled telecommunications operators in the PRC	2,640	2,034

Accounts payable	70	63
Accrued expenses and other payables	201	181

Total amounts due to other state-controlled telecommunications operators in the PRC	271	244

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2007 and 31 December 2006, there were no material impairment losses for bad and doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expense incurred on loans from state- controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2007 RMB millions	2006 RMB millions
Interest income	180	158
Interest expense	1,465	1,842

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19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	30 June 2007 RMB millions	31 December 2006 RMB millions
Cash at bank	12,834	10,659
Time deposits with maturity within three months	4,034	10,484
Time deposits with maturity over three months	145	119

Total deposits with state-controlled banks in the PRC	17,013	21,262

Short-term loans	33,440	35,750
Long-term loans	13,362	15,347

Total loans from state-controlled banks in the PRC	46,802	51,097

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 8.

The directors believe the above information has provided meaningful disclosure of related party transactions.

20.	ADJUSTMENT TO SURPLUS RESERVE

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit annually as determined in accordance with the PRC accounting rules and regulations to statutory surplus reserve until the reserve reaches 50% of the registered capital. On 1 January 2007, the Group adopted the PRC Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC on 15 February 2006, which resulted in certain PRC accounting policies being changed and applied retrospectively. The statutory surplus reserve has been adjusted accordingly.

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SUPPLEMENTARY INFORMATION FOR AMERICAN DEPOSITARY SHAREHOLDERS

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The differences, as they apply to the Group’s financial statements, primarily relate to the following US GAAP requirements:

(i)	Property, plant and equipment be carried at historical cost and depreciated, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated.

(ii)	Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

The details of above differences are set out in the Group’s annual report for the year ended 31 December 2006. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements and has not been subject to independent audit or review.

The effect on net profit of significant differences between IFRS and US GAAP for the six-month periods ended 30 June 2007 and 2006 is as follows:

	Six-month periods ended 30 June
	2007 RMB millions		2006 RMB millions
Net profit attributable to equity holders of the Company under IFRS		13,482		14,155
US GAAP adjustments:
Depreciation on revalued property, plant and equipment, net of minority interests of RMB6 million for the six-month period ended 30 June 2007 and RMB7 million for the six-month period ended 30 June 2006		(3,170)		(3,353)
Disposal of revalued property, plant and equipment		(102)		(55)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights		(1,641)		5
Deferred tax effect of US GAAP adjustments		842		839

Net profit attributable to equity holders of the Company under US GAAP		9,411		11,591

Basic earnings per share under US GAAP	RMB	0.12	RMB	0.14

Basic earnings per ADS* under US GAAP	RMB	11.63	RMB	14.32

*  Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on equity of significant differences between IFRS and US GAAP as at 30 June 2007 and 31 December 2006 is as follows:

	30 June 2007 RMB millions		31 December 2006 RMB millions
Equity attributable to equity holders of the Company under IFRS		207,078		206,228
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests of RMB14 million as at 30 June 2007 and RMB8 million as at 31 December 2006		5,199		8,471
Deferred tax effect of US GAAP adjustment		(1,194)		(1,976)

Equity attributable to equity holders of the Company under US GAAP		211,083		212,723

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OTHER INFORMATION

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2006 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2007, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the ‘‘SFO’’)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘‘Model Code’’).

As at 30 June 2007, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2007, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner
Commonwealth Bank of Australia	1,228,624,000 (Long position)	H shares	8.85%	1.52%	Interest of controlled corporations
ABN AMRO Holding N.V.	937,521,293 (Long position)	H shares	6.76%	1.16%	Beneficial owner of 715,102,443 shares, and custodian corporation/approved lending agent of 222,418,850 shares
	120,390,850 (Lending pool)	H shares	0.87%	0.15%	Approved lending agent

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OTHER INFORMATION (Continued)

Save as stated above, as at 30 June 2007, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2007.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual, for the six months period ended 30 June 2007, the Company has been in compliance with all the code provisions as set out in Appendix 14 ‘‘Code on Corporate Governance Practices’’ of the Listing Rules.

In the Company’s opinion, through supervision of the Board and independent non-executive directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2007 to 30 June 2007.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as ‘‘forward-looking statements’’ within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward- looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) and in the Company’s other filings with the SEC.

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China Telecom Corporation Limited
中國電信股份有限公司

Interim Report 2007
二零零七年中期報告

www.chinatelecom-h.com

31 Jinrong Street, Xicheng District,
Beijing, PRC, 100032
中國北京市西城區金融大街31號
郵編：100032